News Release 18-09

June 18, 2018

UPDATED MARIGOLD LIFE OF MINE PLAN CONFIRMS NEAR-TERM PRODUCTION GROWTH AND ROBUST ECONOMICS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) is pleased to report results of an updated life of mine plan for the Marigold mine in Nevada, U.S., evaluating a sustained mining rate from the additional haul trucks added in 2016 and 2018 as well as year-end 2017 Mineral Reserves, for over ten years of mining to 2028.

Paul Benson, President and CEO said, “This life of mine plan builds on our exploration success and Operational Excellence track record at Marigold. Annual gold production is forecast to exceed 265,000 ounces in 2021 and 2022, a more than 30% increase over 2017. The new reserve supports mining for over ten years and gold production for fifteen years, with significant resources and exploration potential existing beyond the currently defined reserves.

Marigold opened in 1989 with an initial estimated eight-year mine life and next year celebrates its 30th year of continuous operation. We continue to invest in exploration at the site and expect to continue to increase reserves and resources.”
Marigold Life of Mine Plan Highlights
(All references to “dollars” or “$” are to U.S. dollars and all technical data are presented with an effective date of December 31, 2017 unless otherwise noted.)

▪	Robust economics: After-tax net present value of $552 million based on a $1,300 per ounce gold price, a 5% discount rate and the 2017 year-end Mineral Reserves.

▪	Large gold reserve base in Nevada: Mineral Reserves of 3.2 million ounces of gold for over ten years of mining to 2028 and gold production through to 2032.

▪	Near-term production growth: Average annual production for the period 2019 to 2020 increases to 218,000 ounces of gold, in-line with the 5-Year Outlook announced in 2016.

▪	Increased production scale: Average annual production is 236,000 ounces of gold in the first six years, with peak gold production of more than 265,000 ounces of gold in 2021 and 2022.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	Competitive life of mine cost position: Life of mine cash costs of $730 per payable ounce of gold and all-in sustaining costs of $966 per payable ounce of gold.

▪	Low capital intensity: Capital expenditures of $284 million or $120 per ounce of gold over the life of mine.

▪	Potential for further mine life extension: Incremental Indicated Mineral Resources of 2.5 million ounces of gold provides potential to extend mine life or increase annual production.
Marigold Project Overview

The Marigold mine is located in southeastern Humboldt County, in the northern foothills of the Battle Mountain Range of Nevada, U.S. The mine is situated approximately five kilometers south-southwest of the town of Valmy, Nevada via a public road emanating from Interstate Highway 80 approximately 325 kilometers east of Reno. The Marigold mine currently encompasses approximately 10,570 hectares. We hold a 100% interest in the Marigold mine through our wholly-owned subsidiary, Marigold Mining Company. The mine has been in continuous production since 1989.
Mineral Resources Estimate

The Mineral Resources estimate is based on all available data for the Marigold mine as at December 31, 2017.

Table 1: Marigold Mine Mineral Resources Estimate (as at December 31, 2017)

Category	Tonnes	Gold Grade	Gold Contained
	(Mt)	(g/t)	Moz
Indicated
Marigold	370.2	0.46	5.47
Marigold Leach Pad Inventory	--	--	0.19
Inferred
Marigold	49.7	0.41	0.63
Notes:

▪
Mineral Resources estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Standards”) adopted by the CIM Council on May 10, 2014 and National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the supervision of James Carver, SME Registered Member (#509390), our Chief Geologist at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), our Chief Engineer at the Marigold mine, each a qualified person.

▪	Mineral Resources estimate is reported below the as-mined surface as at December 31, 2017 and is inclusive of Mineral Reserves.

▪
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

▪
Mineral Resources estimate is reported based on an optimized pit shell at a cut-off grade of 0.065 g/t payable gold (gold assay factored for recovery, royalty and net proceeds per mineral resource block), with a gold price assumption of $1,400 per ounce of gold.

▪	Gold values have been estimated using ordinary kriging for in situ material and Inverse Distance cubed for stockpile material.

▪	Domain-based outlier restriction on gold values ranging between 1.37 g/t and 8.57 g/t has been used for the Mineral Resources estimate.

▪	Densities for different lithological units have been calculated based on detailed test work carried out by SSR Mining and corresponds to historical mine production.

▪	Mineral Resources estimate includes all mineralized material that has the potential for economic recovery of gold from an open pit supply to a run-of-mine heap leach operation.

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▪
The Marigold drillhole database, including collar survey, assay, lithology, oxidation and densities, used for the Mineral Resources estimate has been verified by James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), by conducting detailed verification checks, including quality assurance/quality control of location, geological, density and assay data.

▪	The cost, recovery and design parameters considered by optimization calculations for the Mineral Resources estimate are considered appropriate based on the current mine production.

▪
Indicated Mineral Resources estimate that forms a portion of the Probable Mineral Reserves is regarded as appropriate for medium- to long-term production open pit planning and mine scheduling on a quarterly basis.

▪	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Resources estimate.

▪
Although Measured Resources, Indicated Resources and Inferred Resources are Mineral Resources confidence classification categories defined by CIM and are recognized and required to be disclosed by NI 43-101, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Please see “Cautionary Note to U.S. Investors”.

▪	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz), and “g/t” represents grams per tonne.

▪	Figures may not total exactly due to rounding.

Mineral Reserves Estimate
The Mineral Reserves estimate is based on all available data for the Marigold mine as at December 31, 2017.
Table 2: Marigold Mine Mineral Reserves Estimate (as at December 31, 2017)

Category	Tonnes	Gold Grade	Gold Contained
	(Mt)	(g/t)	Moz
Probable Mineral Reserves
Marigold	205.1	0.46	3.00
Marigold Leach Pad Inventory	--	--	0.19

Notes:

▪
Mineral Reserves estimate was prepared in accordance with the CIM Standards and NI 43-101 under the supervision of Thomas Rice, SME Registered Member (#2693800), our Technical Services Manager at the Marigold mine, a qualified person. Trevor J. Yeomans, ACSM, P. Eng, our Director, Metallurgy, is the qualified person who provided metallurgical parameters that were incorporated in the Mineral Reserves estimate.

▪	Mineral Reserves estimate is reported below the as-mined surface as at December 31, 2017.

▪	Mineral Reserves estimate is contained within pit designs generated using Indicated Mineral Resources only and a gold price assumption of $1,250 per ounce.

▪	Mineral Reserves estimate is reported at a cut-off grade of 0.065 g/t payable gold.

▪
Mineral Reserves estimate is reported within a pit design that uses geotechnical parameters proven from actual performance and reviewed by Call & Nicholas, Inc., Geotechnical Consultants. The design is created using a geometry guideline from a Lerchs-Grossman algorithm.

▪	No mining dilution is applied to the grade of the Mineral Reserves. Dilution intrinsic to the Mineral Reserves estimate is considered sufficient to represent the mining selectivity considered.

▪
Mining costs are based on historical values and budgeted costs with an incremental haulage component based on estimated haul cycle times and pit depths. Processing and General & Administrative costs are estimated based on historical values and budgeted costs.

▪	Average LOM strip ratio is 3.2:1 waste to ore.

▪
Metallurgical recovery is calculated using a formula derived through historical information and laboratory test work. The formula is cyanide soluble gold grade divided by total gold grade multiplied by 0.92.

▪	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Reserves estimate.

▪	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz), and “g/t” represents grams per tonne.

▪	Figures may not total exactly due to rounding.

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Mining and Processing

Marigold uses a standard open pit mining method with a current mining rate of approximately 200,000 tonnes per day, expected to increase beginning 2019 to an annual average of over 225,000 tonnes per day through 2028. The property undertakes conventional drilling and blasting activities to liberate ore and waste. Mining is conducted on 50-foot (15.2 meter) benches for pre-stripping waste and 25-foot (7.6 meter) benches for ore. Loading operations take place with three loading shovels. In February 2018, we approved the purchase of four additional 300 tonne class haul trucks for expected service in the third quarter of 2018, which will expand our truck fleet to 25-300 tonne class haul trucks.

The Marigold processing plant and facilities operate using standard industry run-of-mine heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal product in the form of doré. All processing of ore, which is oxide in nature, is completed via run-of-mine heap leach pads, and is a cost effective method to recover gold. Waste is hauled to locations near mining pits to minimize haulage costs. Ore is delivered to the leach pads and stacked in 40-foot (12.2 meter) lifts. In 2018, we expect to complete the construction of an additional leach pad and pumping upgrades, in-line with previous guidance.

Based on the growth of Mineral Reserves since 2014 and updated operating assumptions encompassing the additional haul trucks purchased in 2016 and 2018, the Marigold mine is expected to produce in excess of 235,000 ounces of gold per year on average over the first six years in the updated life of mine plan. Peak production exceeds 265,000 ounces of gold in both 2021 and 2022. Certain estimated operating, production and cost statistics are detailed in Tables 3, 4 and 5.

Table 3: Operating and Production Statistics

	Units	2018-2023 Annual Average	2018-2027 Annual Average	Total
Total Material Mined	Mt	82	82	863
Waste Removed	Mt	58	62	657
Ore Stacked	Mt	23	20	205
Strip Ratio	waste:ore	2.48	-	3.21
Operating Life	years	-	-	15
Gold Grade to Leach Pad	g/t	0.42	-	0.46
Gold Recovery	%	75.1%	-	74.6%
Gold Production	oz	236,073	211,394	2,373,651
Notes: Annual averages exclude the partial year of mining in 2028.

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Table 4: Operating Statistics Per Annum

Year	Ore Mined	Waste Removed	Strip Ratio	Gold Grade	Gold Recovery
	(Mt)	(Mt)	(waste:ore)	(g/t)	(%)
2018	28.6	41.7	1.5	0.33	72.4%
2019	21.9	56.3	2.6	0.39	74.0%
2020	20.6	67.0	3.3	0.42	75.3%
2021	23.6	58.1	2.5	0.52	76.0%
2022	21.7	63.1	2.9	0.53	76.8%
2023	24.2	63.3	2.6	0.36	74.7%
2024	11.7	71.3	6.1	0.40	74.0%
2025	7.4	85.0	11.5	0.89	77.0%
2026	18.0	46.6	2.6	0.53	71.9%
2027	20.5	69.4	3.4	0.41	71.9%
2028	6.7	35.5	5.3	0.68	77.3%
Total	205.1	657.5	3.2	0.46	74.6%
Note: Figures may not total exactly due to rounding.

Table 5: Production and Cost Statistics Per Annum

Year	Recoverable Gold Stacked on Leach Pads	Gold Produced	Cash Costs	All-In Sustaining Costs
	(oz)	(oz)	($/payable ounce of gold sold)	($/payable ounce of gold sold)
2018	222,987	196,052	$726	$936
2019	205,947	210,424	$847	$1,062
2020	207,767	225,307	$744	$1,125
2021	300,024	266,101	$603	$940
2022	281,831	266,102	$623	$796
2023	209,683	252,455	$712	$844
2024	112,050	146,198	$924	$1,305
2025	161,894	145,487	$674	$1,426
2026	221,105	201,614	$679	$807
2027	195,903	204,198	$771	$835
2028	113,748	136,637	$712	$787
2029	-	61,966	$823	$839
2030	-	20,370	$920	$956
2031	-	20,370	$1,013	$1,046
2032	-	20,370	$1,193	$1,219
Total	2,232,938	2,373,651	$730	$966
Notes: Figures may not total exactly due to rounding. Cash costs and all-in sustaining costs (“AISC”) per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

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Capital Costs Summary
Capital expenditures over the life of mine are estimated to be $284 million and are consistent with historical operating and maintenance practices. These capital expenditures, which include the addition of the four 300 tonne class haul trucks, are detailed in Table 6.
Table 6: Summary of Capital Expenditures ($M)

Capital Expenditures	Value
Mining Equipment	$105
Capitalized Equipment Maintenance	$130
Processing	$37
Administration & Permitting	$12
Total Capital Expenditures	$284
Note: Figures may not total exactly due to rounding.
In addition to the capital expenditures outlined above, capitalized stripping during active mining is estimated to be $277 million.
Operating Costs Summary
Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.
Total estimated operating costs for the Marigold mine are presented in Table 7. These costs were developed based on actual operating experience and adjusted to consider future operating conditions.
Table 7: Summary of Operating Costs

Operating Costs	Units	Value
Mining	$/t mined	$1.50
	$/t processed	$6.32
Processing	$/t processed	$1.22
General and Administrative	$/t processed	$0.67
Total	$/t processed	$8.20
Note: Figures may not total exactly due to rounding.

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Estimated cash costs and AISC per payable ounce sold over the life of mine are presented in Table 8.
Table 8: Cash Costs and AISC per Payable Ounce of Gold Sold ($/oz)

Value
Mine Operations (including capitalized stripping)	$544
Processing	$105
General and Administrative	$58
Inventory Adjustment	$36
Royalties & Refining (net of silver credits)	$104
Capitalized Stripping	($117)
Total Cash Costs	$730
Capitalized Stripping	$117
Sustaining Capital	$110
Reclamation and exploration	$9
All-In Sustaining Costs	$966
Note: Figures may not total exactly due to rounding.
Financial Analysis
Estimated cash flows, as well as Net Present Value (“NPV”), over the life of mine are presented in Tables 9 and 10.
Table 9: Key Financial Estimates

	Units	Value
Net Revenue	$M	$3,090
Mining Costs (excluding capitalized stripping)	$M	($1,018)
Processing Costs	$M	($250)
General and Administrative Costs	$M	($137)
Royalties and Other	$M	($247)
Change in Net Working Capital	$M	($14)
Operating Cash Flow	$M	$1,424
Capitalized Stripping	$M	($277)
Capital Expenditures	$M	($284)
Reclamation and Severance	$M	($48)
Salvage Value	$M	$8
Pre-Tax Cash Flow	$M	$823
Tax	$M	($81)
Post-tax Cash Flow	$M	$741
Pre-Tax NPV (5%)	$M	$611
Post-Tax NPV (5%)	$M	$552
Note: Figures may not total exactly due to rounding.

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Table 10: Key Economic Assumptions

Assumption	Units	Value
Gold Price	$/oz	$1,300
Oil Price	$/bbl	$65
Average NSR Royalty Rate	%	7.9%
Sensitivity Analysis
The Marigold mine is most sensitive to the gold price. Estimated NPV sensitivities for key operating and economic metrics are presented in Table 11.
Table 11: After-Tax Net Present Value Sensitivity Analysis

	Units	-10%	Base Case	+10%
Gold Price	$/oz	$1,170	$1,300	$1,430
NPV (5%)	$M	$392	$552	$737

Operating Costs	$/tonne	$7.38	$8.20	$9.02
NPV (5%)	$M	$664	$552	$437

Capital Expenditures	$M	$256	$284	$312
NPV (5%)	$M	$573	$552	$530

Oil Price	$/bbl	$58.50	$65.00	$71.50
NPV (5%)	$M	$567	$552	$536

Discount Rate	%	0%	5%	10%
NPV	$M	$741	$552	$426
Opportunities
Several opportunities to improve the economics of the Marigold mine may include:

▪	Ongoing exploration on the leases to increase Mineral Resources and conversion to Mineral Reserves;

▪	Increasing equipment availabilities through improved maintenance practices;

▪	Evaluation of staggered breaks for mine personnel, leading to increased equipment utilization; and

▪	Automation aimed at increasing equipment productivity and reducing operating costs.
The majority of this year’s exploration budget is focused on the Red Dot deposit. If the Red Dot exploration program converts sufficient amounts of Mineral Resources to Mineral Reserves, a study to consider the expansion of the Marigold mine will be prepared by the first half of 2019.
Additional exploration following the Red Dot work will focus on delineation of potential new Mineral Resources and the advancing of known Mineral Resources to Mineral Reserves status near existing deposits such as Terry Zone North, Mackay North and the Valmy property area. Additional untested targets exist to the north and south of the Red Dot area, which may also be subject to drilling, as these areas have the potential to expand Mineral Resources or extend the mine life.

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Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release pertaining to the Marigold has been reviewed and approved by the following qualified persons under NI 43-101:

▪	James N. Carver, SME Registered Member, our Chief Geologist at the Marigold mine;

▪	Karthik Rathnam, MAusIMM (CP), our Chief Engineer at the Marigold mine;

▪	Thomas Rice, SME Registered Member, our Technical Services Manager at the Marigold mine; and

▪	Trevor J. Yeomans, ACSM, P.Eng., our Director, Metallurgy.
The qualified persons have verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.
Technical Report
A NI 43-101 technical report with respect to the updated life of mine plan prepared by SSR Mining will be filed on SEDAR within 45 days of this news release and will be available at that time on the SSR Mining website.
About SSR Mining
SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: forecast or estimated gold production, including annual gold production, and the increase or timing thereof; projected or estimated costs, including annual cash costs and all-in sustaining costs; projected, estimated or assumed prices, including the price of gold and oil, and the royalty rates of net smelter returns royalties; exploration, including drilling; Mineral Resources or Mineral Reserves; Mineral Resources and exploration existing beyond the currently defined Mineral Reserve; projected or estimated capital expenditures; mine life; the duration of mining operations; the potential of certain deposits to extend mine life, expand Mineral Resources or increase annual production; estimated or projected mine operating figures, including mining and processing rates, the amount of ore mined and waste removed, strip ratios, gold grades and gold recovery rates; the purchase of four additional 300 tonne class haul trucks and the timing of such trucks being put into service; the construction of an additional leach pad and pumping upgrades, the timing thereof and such being in line with guidance; certain financial measures, including estimated cash flows; the opportunities to improve the economics of the Marigold mine; and a study to consider the expansion of the Marigold mine being prepared and the timing thereof.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading

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"Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward- looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of precious metals sold. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our

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performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should also refer to our management's discussion and analysis, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, under the heading "Non-GAAP and Additional GAAP Financial Measures", for a more detailed discussion of how we calculate such measures.

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